April 24, 2013

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Raymond James Financial, Inc.
Form 10-k for Fiscal Year Ended September 30, 2012
Filed November 21, 2012
File No. 001-09109

Dear Mr. Vaughn:

We are in receipt of your comment letter dated April 18, 2013. In accordance with our telephone conversation yesterday, this letter is to confirm that the required date of our response has been extended to on or before May 16, 2013. We greatly appreciate your flexibility in this matter.

If you have any questions or concerns, please do not hesitate to contact me at (727) 567-4303.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jennifer C. Ackart
Jennifer C. Ackart
Senior Vice President and Controller (Principal Accounting Officer)
Raymond James Financial, Inc.